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04015342

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 49980

RECEIVED MAR 29 2004 PROCESSING SECTION WASH. D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

amended

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DP ASSET MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7100 W. Camino Real, Suite 115
(No. and Street)

Boca Raton (City) FL (State) 33433 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Henderson 561-417-9100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen R. Rotroff, CPA P.A.
(Name — *if individual, state last, first, middle name*)

130 Wimbledon Circle (Address) Heathrow (City) FL (State) 32746 (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Paul Henderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DP Asset Management, Inc., as of December 31, XX2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

ROBIN J. MCTAGUE
Notary Public - State of Florida
My Commission Expires Apr 29, 2004
Commission # CC930724

This report** contains (check all applicable boxes):

XX (a) Facing page.
☐ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
XX (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
XX (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DP ASSET MANAGEMENT, INC.

Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Equity as shown on balance sheet		$ (60,865)
Subordinated debt		150,000
Total stockholders' equity and subordinated debt qualified for net capital		89,135
Deductions:		
Non-allowable assets:		
Deposits	(1,567)	
Investment in securities	(5,000)	
Total non-allowable assets		(6,567)
Net capital before haircuts and securities positions:		82,568
Haircuts		-
Net capital		$ 82,568
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness	$ 1,291	
Minimum dollar net capital requirement of reporting broker-dealer	50,000	
Net capital requirement (greater of above two minimum requirement amounts)		50,000
Net capital in excess of required minimum		$ 32,568
Excess net capital at 1000%		$ 80,632
Total aggregate indebtedness included in Statement of Financial Condition		$ 19,357
Percentage of aggregate indebtedness to net capital		23.44%

RECONCILIATION:

Net capital, per page 10 of December 31, 2003 unaudited Focus Report, as filed	$ 85,867
Net audit adjustments	(3,299)
Net capital, per December 31, 2003 audited report, as filed	$ 82,568

The accompanying notes are an integral part of these financial statements.

STEPHEN R. ROTROFF, CPA, P.A.
Certified Public Accountant and Consultant

Report of Independent Certified Public Accountant

Board of Directors and Stockholders
DP Asset Management, Inc.

I have audited the accompanying statement of financial condition of DP Asset Management, Inc. as of December 31, 2003, and the related statements of operations, changes in retained deficit, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DP Asset Management, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Stephen R. Rotroff, CPA, P.A.

February 25, 2004

130 Wimbledon Circle, Heathrow, FL 32746 O 407.942.0016 C 561.289.0256 F 407.942.0017 srotroffcpa@msn.com